UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 10, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F __

NFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 10, 2025, Smith & Nephew plc sent its annual report for fiscal year 2024 to its shareholders, which is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Annual Report for the year ended 31 December 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 10, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary